

A.M. Best Rating Services, Inc.
2016 Ratings Performance Measurement Statistics for Exhibit 1 Form NRSRO



A.M. BEST RATING SERVICES, INC.



A.M. BEST RATING SERVICES, INC.

Table 1
Insurance Companies (Financial Strength Ratings) – 1-Year Transition and Default Rates
(December 31, 2015 through December 31, 2016)

Credit Rating (Credit Ratings as of 12/31/2015)	Number of Ratings Outstanding	A++	A+	A	A-	B++	B+	B	B-	C++	C+	C	C-	D	Default	Paid off*	Withdrawn (other)
A++	195	96.9%	0.5%														2.6%
A+	586	1.7%	93.5%	3.6%													1.2%
A	1296		0.7%	95.9%	0.7%	0.1%											2.6%
A-	887	0.2%	0.1%	5.3%	90.1%	1.1%		0.3%							0.2%		2.6%
B++	282			1.1%	9.9%	80.9%	3.2%										5.0%
B+	156	0.6%	0.6%	0.6%	0.6%	5.1%	82.7%	7.1%							0.6%		1.9%
B	82			1.2%			7.3%	73.2%	1.2%	4.9%		1.2%					11.0%
B-	17			5.9%				11.8%	64.7%	17.6%							
C++	5									100.0%							
C+	4									25.0%	75.0%						
C	4												25.0%				75.0%
C-	3												66.7%				33.3%
D	2													100.0%			
Total	3,519																

*Category Not Applicable to Insurance Companies



A.M. BEST RATING SERVICES, INC.

Table 2

Insurance Companies (Financial Strength Ratings) – 3-Year Transition and Default Rates

(December 31, 2013 through December 31, 2016)

Credit Rating as of 12/31/2013	Number of Ratings Outstanding	Credit Ratings as of 12/31/2016 (Percent)													Other Outcomes During 12/31/2013-12/31/2016 (Percent)		
		A++	A+	A	A-	B++	B+	B	B-	C++	C+	C	C-	D	Default	Paid off*	Withdrawn (other)
A++	121	90.1%	3.3%														6.6%
A+	605	12.7%	75.7%	6.0%	0.2%												5.5%
A	1311	0.2%	5.3%	85.5%	2.3%	0.4%		0.3%									5.9%
A-	859		0.1%	12.3%	77.4%	2.4%	0.3%	0.3%							0.1%		6.9%
B++	294		0.7%	2.0%	20.4%	59.5%	4.8%	1.4%							0.3%		10.9%
B+	163	0.6%		0.6%	1.2%	9.2%	60.1%	8.0%	0.6%			0.6%			1.2%		17.8%
B	96		1.0%	1.0%		2.1%	12.5%	46.9%	2.1%	4.2%					2.1%		28.1%
B-	21			4.8%			23.8%	9.5%	23.8%	4.8%			4.8%		4.8%		23.8%
C++	6					16.7%			33.3%	33.3%	16.7%						
C+	5						20.0%			20.0%	40.0%				20.0%		
C	3																100.0%
C-	2												100.0%				
D	2													100.0%			
Total	3,488																

*Category Not Applicable to Insurance Companies



A.M. Best Rating Services, Inc.

Table 3

Insurance Companies (Financial Strength Ratings) – 10-Year Transition and Default Rates

(December 31, 2006 through December 31, 2016)

Credit Ratings as of 12/31/2006		Credit Ratings as of 12/31/2016 (Percent)													Other Outcomes During 12/31/2006-12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	A++	A+	A	A-	B++	B+	B	B-	C++	C+	C	C-	D	Default	Paid off*	Withdrawn (other)
A++	146	61.6%	14.4%	4.1%	1.4%												18.5%
A+	651	11.4%	47.0%	19.8%	2.5%	0.3%		0.3%							0.2%		18.6%
A	1032	1.0%	13.7%	51.4%	8.6%	2.0%	0.7%	0.8%									21.9%
A-	986	0.1%	2.4%	33.9%	31.3%	4.6%	0.9%	0.5%	0.1%						0.9%		25.3%
B++	394	0.5%	0.8%	11.7%	27.7%	14.0%	4.8%	1.5%					0.3%		1.3%		37.6%
B+	295		0.3%	5.1%	10.5%	10.8%	12.9%	5.1%	1.4%	0.3%	0.3%				4.7%		48.5%
B	124		0.8%	4.8%	3.2%	2.4%	15.3%	12.9%	0.8%	3.2%					6.5%		50.0%
B-	69	1.4%		5.8%	8.7%	1.4%	5.8%	2.9%							1.4%		72.5%
C++	69				11.6%	2.9%	2.9%	1.4%			2.9%		1.4%		4.3%		72.5%
C+	32			3.1%	18.8%		3.1%								3.1%		71.9%
C	9														22.2%		77.8%
C-	10				10.0%										20.0%		70.0%
D	3													66.7%			33.3%
Total	3,820																

*Category Not Applicable to Insurance Companies



A.M. BEST RATING SERVICES, INC.

Table 4

Insurance Companies *(Short-Term Ratings) – 1-Year Transition and Default Rates

(December 31, 2015 through December 31, 2016)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2016 (Percent)					Other Outcomes During 12/31/2015-12/31/2016 (Percent)		
Rating	Number of Ratings Outstanding	AMB-1+	AMB-1	AMB-2	AMB-3	AMB-4	Default	Paid off	Withdrawn (other)
AMB-1+	8	75.0%						25.0%	
AMB-1	9		100.0%						
AMB-2	5		20.0%	80.0%					
AMB-3	0								
AMB-4	0								
Total	22								

*This table covers all A.M. Best short-term ratings issued at both the insurance operating and holding company levels



A.M. BEST RATING SERVICES, INC.

Table 5

Insurance Companies *(Short-Term Ratings) – 3-Year Transition and Default Rates

(December 31, 2013 through December 31, 2016)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2016 (Percent)					Other Outcomes During 12/31/2013- 12/31/2016 (Percent)		
Rating	Number of Ratings Outstanding	AMB-1+	AMB-1	AMB-2	AMB-3	AMB-4	Default	Paid off	Withdrawn (other)
AMB-1+	6	66.7%						33.3%	
AMB-1	10	20.0%	80.0%						
AMB-2	7		28.6%	57.1%				14.3%	
AMB-3	0								
AMB-4	0								
Total	23								

*This table covers all A.M. Best short-term ratings issued at both the insurance operating and holding company levels



A.M. BEST RATING SERVICES, INC.

Table 6

Insurance Companies *(Short-Term Ratings) – 10-Year Transition and Default Rates

(December 31, 2006 through December 31, 2016)

Credit Ratings as of 12/31/2006		Credit Ratings as of 12/31/2016 (Percent)					Other Outcomes During 12/31/2006-12/31/2016 (Percent)		
Rating	Number of Ratings Outstanding	AMB-1+	AMB-1	AMB-2	AMB-3	AMB-4	Default	Paid off	Withdrawn (other)
AMB-1+	9	55.6%						44.4%	
AMB-1	15	6.7%	53.3%	6.7%				33.3%	
AMB-2	8		25.0%	37.5%				37.5%	
AMB-3	0								
AMB-4	0								
Total	32								

*This table covers all A.M. Best short-term ratings issued at both the insurance operating and holding company levels



A.M. Best Rating Services, Inc.

Table 7

Insurance Companies (Issuer Credit Ratings) – 1-Year Transition and Default Rates

(December 31, 2015 through December 31, 2016)

Credit Rating (as of 12/31/2015)	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off*	Withdrawn (Other)
aaa	52	61.5%	36.5%																						1.9%
aa+	143		96.5%	0.7%																					2.8%
aa	98			9.2%	89.8%																				1.0%
aa-	488		0.2%	1.0%	93.2%	4.3%																			1.2%
a+	370				2.2%	90.5%	5.7%	0.3%																	1.4%
a	926				0.1%	3.5%	92.3%	0.9%		0.1%															3.1%
a-	887		0.2%		0.1%		5.3%	90.1%	0.6%	0.8%	0.3%												0.2%		2.6%
bbb+	156						0.6%	16.0%	76.3%	4.5%															2.6%
bbb	126						1.6%	2.4%	3.2%	77.8%	7.1%														7.9%
bbb-	156		0.6%		0.6%		0.6%	0.6%	0.6%	4.5%	82.7%	2.6%	4.5%										0.6%		1.9%
bb+	56										7.1%	89.6%	1.8%		1.8%	5.4%									14.3%
bb	26						3.8%				7.7%	3.8%	73.1%	3.8%		3.8%									3.8%
bb-	17						5.9%					11.8%		84.7%	17.6%										
b+	3														100.0%										
b	2															100.0%									
b-	4															25.0%	75.0%								
ccc+	2																				50.0%				50.0%
ccc	2																								100.0%
ccc-	0																								
cc	3																				66.7%				33.3%
c	2																					100.0%			
Total	3,519																								

*Category Not Applicable to Insurance Companies



Table 8

Insurance Companies (Issuer Credit Ratings) – 3-Year Transition and Default Rates

(December 31, 2013 through December 31, 2016)

Credit Rating as of 12/31/2013	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off*	Withdrawn (other)
aaa	30	96.7%																							3.3%
aa+	91		87.9%	3.3%	1.1%																				7.7%
aa	157		47.1%	49.0%																					3.8%
aa-	448		0.7%	2.2%	82.8%	7.4%	0.7%	0.2%																	6.0%
a+	326				16.6%	73.8%	5.8%	0.3%																	3.7%
a	985	0.1%	0.2%		1.6%	9.9%	77.6%	2.9%	0.3%	0.2%		0.4%													6.7%
a-	859			0.1%		0.7%	11.6%	77.4%	1.7%	0.7%	0.3%	0.3%											0.1%		6.9%
bbb+	150			1.3%		0.7%	1.3%	29.3%	51.3%	7.3%	0.7%														8.0%
bbb	144						2.1%	11.1%	12.5%	47.9%	9.0%	1.4%	1.4%										0.7%		13.9%
bbb-	163			0.6%		0.6%	1.2%		9.2%	60.1%	4.3%	3.7%	0.6%					0.6%					1.2%		17.8%
bb+	49						2.0%		4.1%	12.2%	55.1%	6.1%	2.0%		6.1%										12.2%
bb	47				2.1%					12.8%	4.3%	27.7%	2.1%	2.1%									4.3%		44.7%
bb-	21					4.8%				23.8%	9.5%	23.8%	4.8%									4.8%	4.8%		23.8%
b+	2									50.0%			50.0%												
b	4													25.0%	25.0%	25.0%	25.0%								
b-	5												20.0%			20.0%	40.0%						20.0%		
ccc+	0																								
ccc	3																								100.0%
ccc-	0																								
cc	2																				100.0%				
c	2																					100.0%			
Total	3,488																								

*Category Not Applicable to Insurance Companies



A.M. BEST RATING SERVICES, INC.

Table 9

Insurance Companies (Issuer Credit Ratings) – 10-Year Transition and Default Rates

(December 31, 2006 through December 31, 2016)

Credit Rating as of 12/31/2006	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off *	Withdrawn (Other)
aaa	23	87.0%	4.3%																						8.7%
aa+	83		50.6%	1.2%	14.5%	6.0%	1.2%	2.4%																	24.1%
aa	139		2.9%	27.3%	42.4%	2.9%	0.7%	0.7%																	23.0%
aa-	377		18.0%	1.9%	33.4%	11.4%	12.2%	2.7%	0.3%	0.3%		0.5%													19.4%
a+	174			0.6%	15.5%	27.0%	26.4%	1.7%	1.7%	0.6%															26.4%
a	514		1.4%	1.2%	17.5%	9.9%	34.4%	8.0%	0.6%	0.2%	0.6%	1.6%													24.7%
a-	492				2.2%	6.7%	36.6%	19.1%	2.2%	0.8%	0.4%	0.4%	0.2%										0.6%		30.7%
bbb+	54			1.9%		3.7%	16.7%	33.3%	13.0%															1.9%		29.6%
bbb	57						7.0%	24.6%	5.3%	15.8%	3.5%														43.9%
bbb-	74					1.4%	6.4%	0.6%	6.4%	6.4%	12.2%		1.4%	6.4%										2.7%		51.4%
bb+	10											30.0%												10.0%		60.0%
bb	12				8.3%				8.3%	8.3%		16.7%			16.7%									16.7%		25.0%
bb-	4			25.0%																						75.0%
b+	1																									100.0%
b	7										14.3%															85.7%
b-	0																									
ccc+	0																									
ccc	0																									
ccc-	0																									
cc	0																									
c	0																									
Total	2021																									

*Category Not Applicable to Insurance Companies



A.M. BEST RATING SERVICES, INC.

Table 10
Corporate Issuers – 1-Year Transition and Default Rates
(December 31, 2015 through December 31, 2016)

Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off*	Withdrawn (Other)
aaa	2	100.0%																							
aa+	0																								
aa	2				50.0%																				50.0%
aa-	1				100.0%																				
a+	6					100.0%																			
a	10						90.0%																		10.0%
a-	45							97.8%																	2.2%
bbb+	23							8.7%	78.3%	8.7%															4.3%
bbb	52								5.8%	88.5%	1.9%														3.8%
bbb-	39									7.7%	84.6%	5.1%													2.6%
bb+	5											80.0%	20.0%												
bb	5												80.0%												20.0%
bb-	1													100.0%											
b+	0																								
b	2															50.0%					50.0%				
b-	1																100.0%								
ccc+	0																								
ccc	0																								
ccc-	0																								
cc	0																								
c	0																								
Total	194																								

*Category Applicable to Insurance-Linked Securities



A.M. Best Rating Services, Inc.

Table 11

Corporate Issuers – 3-Year Transition and Default Rates

(December 31, 2013 through December 31, 2016)

Credit Rating (as of 12/31/2013)	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off*	Withdrawn (Other)
aaa	2	100.0%																							
aa+	0																								
aa	1																								100.0%
aa-	2				50.0%	50.0%																			
a+	0																								
a	16				31.3%	56.3%																			12.5%
a-	41							92.7%	2.4%																4.9%
bbb+	21							28.6%	61.9%	4.8%															4.8%
bbb	56								12.5%	66.1%	3.6%		3.6%												14.3%
bbb-	36									22.2%	58.3%	2.8%													16.7%
bb+	7										14.3%	28.6%	14.3%												42.9%
bb	6											16.7%	16.7%	50.0%											16.7%
bb-	2													50.0%	50.0%										
b+	1																								100.0%
b	2																50.0%				50.0%				
b-	3																33.3%								66.7%
ccc+	0																								
ccc	0																								
ccc-	0																								
cc	0																								
c	0																								
Total	196																								

*Category Applicable to Insurance-Linked Securities



A.M. Best Rating Services, Inc.

Table 12

Corporate Issuers – 10-Year Transition and Default Rates

(December 31, 2006 through December 31, 2016)

Credit Rating (12/31/2006)	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off*	Withdrawn (Other)
aaa	5	40.0%																						40.0%	20.0%
aa+	0																								
aa	3								33.3%															33.3%	33.3%
aa-	8					12.5%	12.5%	37.5%																	37.5%
a+	4						50.0%	25.0%																	25.0%
a	17				5.9%		17.6%	58.8%																	17.6%
a-	36					13.9%	5.6%	36.1%	13.9%	2.8%	2.8%			2.8%											22.2%
bbb+	16							31.3%	12.5%	10.0%															37.5%
bbb	41							17.1%	19.5%	26.8%	7.3%				2.4%									2.4%	24.4%
bbb-	39							5.1%		25.6%	17.9%	2.6%	2.6%											5.1%	41.0%
bb+	10									20.0%	10.0%													30.0%	40.0%
bb	8												25.0%											37.5%	37.5%
bb-	6													16.7%											83.3%
b+	2																							100.0%	
b	2																								100.0%
b-	3																					33.3%			66.7%
ccc+	0																								
ccc	0																								
ccc-	0																								
cc	0																								
c	0																								
Total	200																								

*Category Applicable to Insurance-Linked Securities



A.M. BEST RATING SERVICES, INC.

Table 13

Asset-Backed Securities: RMBS– 1-Year Transition and Default Rates *

(December 31, 2015 through December 31, 2016)

* No ratings associated with this subclass of credit ratings for this term



A.M. BEST RATING SERVICES, INC.

Table 14

Asset-Backed Securities: RMBS– 3-Year Transition and Default Rates *

(December 31, 2013 through December 31, 2016)

* No ratings associated with this subclass of credit ratings for this term



A.M. BEST RATING SERVICES, INC.

Table 15
Asset-Backed Securities: RMBS– 10-Year Transition and Default Rates *

(December 31, 2006 through December 31, 2016)

* No ratings associated with this subclass of credit ratings for this term


A.M. BEST RATING SERVICES, INC.

Table 16

Asset-Backed Securities: CMBS– 1-Year Transition and Default Rates *

(December 31, 2015 through December 31, 2016)

* No ratings associated with this subclass of credit ratings for this term



A.M. BEST RATING SERVICES, INC.

Table 17

Asset-Backed Securities: CMBS– 3-Year Transition and Default Rates *

(December 31, 2013 through December 31, 2016)

* No ratings associated with this subclass of credit ratings for this term



A.M. BEST RATING SERVICES, INC.

Table 18

Asset-Backed Securities: CMBS– 10-Year Transition and Default Rates *

(December 31, 2006 through December 31, 2016)

* No ratings associated with this subclass of credit ratings for this term



A.M. BEST RATING SERVICES, INC.

Table 19

Asset-Backed Securities: CLOs– 1-Year Transition and Default Rates *

(December 31, 2015 through December 31, 2016)

* No ratings associated with this subclass of credit ratings for this term



A.M. BEST RATING SERVICES, INC.

Table 20

Asset-Backed Securities: CLOs– 3-Year Transition and Default Rates *

(December 31, 2013 through December 31, 2016)

* No ratings associated with this subclass of credit ratings for this term



A.M. BEST RATING SERVICES, INC.

Table 21

Asset-Backed Securities: CLOs– 10-Year Transition and Default Rates *

(December 31, 2006 through December 31, 2016)

* No ratings associated with this subclass of credit ratings for this term



Table 22

Asset-Backed Securities: CDOs – 1-Year Transition and Default Rates

(December 31, 2015 through December 31, 2016)

Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off	Withdrawn (Other)
aaa	1	100.0%																							
aa+	1		100.0%																						
aa	0																								
aa-	0																								
a+	3					100.0%																			
a	0																								
a-	1																								100.0%
bbb+	0																								
bbb	0																								
bbb-	0																								
bb+	0																								
bb	0																								
bb-	0																								
b+	3														100.0%										
b	0																								
b-	0																								
ccc+	1																	100.0%							
ccc	0																								
ccc-	2																			100.0%					
cc	0																								
c	2																					100.0%			
Total	14																								



A.M. BEST RATING SERVICES, INC.

Table 23

Asset-Backed Securities: CDOs – 3-Year Transition and Default Rates

(December 31, 2013 through December 31, 2016)

Credit Rating (as of 12/31/2013)	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off	Withdrawn (Other)
aaa	13	7.7%																						92.3%	
aa+	4		25.0%																					75.0%	
aa	1					100.0%																			
aa-	1																							100.0%	
a+	0																								
a	0																								
a-	1																							100.0%	
bbb+	0																								
bbb	5					40.0%																		60.0%	
bbb-	0																								
bb+	4																							100.0%	
bb	3														100.0%										
bb-	1																							100.0%	
b+	1																	100.0%							
b	3																							100.0%	
b-	3																							100.0%	
ccc+	0																								
ccc	0																								
ccc-	3																							100.0%	
cc	0																								
c	7																				28.6%	28.6%		42.9%	
Total	50																								



A.M. Best Rating Services, Inc.

Table 24

Asset-Backed Securities: CDOs – 10-Year Transition and Default Rates

(December 31, 2006 through December 31, 2016)

Credit Rating (as of 12/31/2006)	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off	Withdrawn (Other)
aaa	21	4.8%	4.8%			9.5%																		81.0%	
aa+	0																								
aa	5					20.0%														40.0%				40.0%	
aa-	0																								
a+	0																								
a	3													100.0%											
a-	14																					7.1%		92.9%	
bbb+	0																								
bbb	7																	14.3%						85.7%	
bbb-	0																								
bb+	0																								
bb	1																					100.0%			
bb-	0																								
b+	0																								
b	0																								
b-	0																								
ccc+	0																								
ccc	0																								
ccc-	0																								
cc	0																								
c	0																								
Total	51																								



A.M. BEST RATING SERVICES, INC.

Table 25

Asset-Backed Securities: ABCP– 1-Year Transition and Default Rates *

(December 31, 2015 through December 31, 2016)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2016 (Percent)																					Other Outcomes During 12/31/2015-12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off	Withdrawn (Other)
aaa	0																								
aa+	0																								
aa	0																								
aa-	0																								
a+	1																								100.0%
a	0																								
a-	0																								
bbb+	1																								100.0%
bbb	0																								
bbb-	0																								
bb+	0																								
bb	0																								
bb-	0																								
b+	0																								
b	0																								
b-	0																								
ccc+	0																								
ccc	0																								
ccc-	0																								
cc	0																								
c	0																								
Total	2																								



A.M. BEST RATING SERVICES, INC.

Table 26

Asset-Backed Securities: ABCP– 3-Year Transition and Default Rates *

(December 31, 2013 through December 31, 2016)

* No ratings associated with this subclass of credit ratings for this term



A.M. BEST RATING SERVICES, INC.

Table 27

Asset-Backed Securities: ABCP– 10-Year Transition and Default Rates *

(December 31, 2006 through December 31, 2016)

* No ratings associated with this subclass of credit ratings for this term



A.M. BEST RATING SERVICES, INC.

Table 28

Asset-Backed Securities: other ABS– 1-Year Transition and Default Rates *

(December 31, 2015 through December 31, 2016)

* No ratings associated with this subclass of credit ratings for this term



A.M. BEST RATING SERVICES, INC.

Table 29

Asset-Backed Securities: other ABS– 3-Year Transition and Default Rates *

(December 31, 2013 through December 31, 2016)

* No ratings associated with this subclass of credit ratings for this term


A.M. BEST RATING SERVICES, INC.

Table 30
Asset-Backed Securities: other ABS– 10-Year Transition and Default Rates *
(December 31, 2006 through December 31, 2016)

* No ratings associated with this subclass of credit ratings for this term



A.M. BEST RATING SERVICES, INC.

Table 31

Asset-Backed Securities: Other SFPs– 1-Year Transition and Default Rates

(December 31, 2015 through December 31, 2016)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2015 (Percent)																						Other Outcomes During 12/31/2015-12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off	Withdrawn (Other)
aaa	2	100.0%																							
aa+	2		100.0%																						
aa	0																								
aa-	0																								
a+	0																								
a	0																								
a-	0																								
bbb+	0																								
bbb	0																								
bbb-	0																								
bb+	1										100.0%														
bb	0																								
bb-	0																								
b+	0																								
b	0																								
b-	0																								
ccc+	0																								
ccc	0																								
ccc-	0																								
cc	0																								
c	0																								
Total	5																								



A.M. BEST RATING SERVICES, INC.

Table 32

Asset-Backed Securities: Other SFPs– 3-Year Transition and Default Rates

(December 31, 2013 through December 31, 2016)

Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off	Withdrawn (Other)
aaa	2	100.0%																							
aa+	0																								
aa	0																								
aa-	0																								
a+	0																								
a	0																								
a-	1	100.0%																							
bbb+	0																								
bbb	1																							100.0%	
bbb-	0																								
bb+	0																								
bb	1																							100.0%	
bb-	1											100.0%													
b+	0																								
b	0																								
b-	0																								
ccc+	0																								
ccc	0																								
ccc-	0																								
cc	0																								
c	0																								
Total	6																								



A.M. BEST RATING SERVICES, INC.

Table 33

Asset-Backed Securities: Other SFPs– 10-Year Transition and Default Rates *

(December 31, 2006 through December 31, 2016)

* No ratings associated with this subclass of credit ratings for this term



A.M. BEST RATING SERVICES, INC.

Definition of Symbols

For definitions of symbols, numbers, or scores in the rating scales used by A.M. Best to denote credit rating categories and notches within those categories for the classes and subclass of credit ratings in the Transition/Default Matrices presented in Exhibit I, please refer to A.M. Best's *Understanding Best's Credit Ratings*, available at http://www.ambest.com/ratings/ubcr.pdf.

Definition of Default

A.M. Best defines a default as when either of the following conditions apply: 1) an obligor failed to timely pay principal or interest due according to the terms of an obligation or the issuer of the security or money market instrument failed to timely pay principal or interest due according to the terms of the security or money market instrument; or 2) an obligor has been designated as a Financially Impaired Company or FIC.

A.M. Best designates an insurer as an FIC as of the first public action taken by an insurance department or regulatory body, whereby the insurer's a) ability to conduct normal insurance operations is adversely affected, b) capital and surplus have been deemed inadequate to meet regulatory requirements, or c) general financial condition has triggered regulatory concern. The actions include supervision, rehabilitation, liquidation, receivership, conservatorship, cease-and-desist orders, suspension, license revocation and certain administrative orders. Companies that enter voluntary dissolution and are not under financial duress at that time are not counted as financially impaired.

Please note that financial impairment often occurs even if an insurance company has not formally been declared insolvent. For instance, an FIC's capital and surplus could have been deemed inadequate to meet risk-based capital requirements, or there might have been regulatory concern regarding its general financial condition. Thus, at any given rating level, more insurers would be impaired, according to the A.M. Best definition, than actually would default on insurance policy and contract obligations. Nevertheless, A.M. Best includes financial impairment in its default definition.

Credit Rating Histories

The credit rating histories required to be disclosed pursuant to 17 CFR 17g-7(b) are located at http://www.ambest.com/nrsro/ratinghistories.html.